United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On February 5, 2018, GW Pharmaceuticals plc (the “Company”) issued a press release announcing its first quarter 2018 financial results and operational progress and details of a conference call to be held at 4:30 p.m. EST on February 5, 2017 to discuss the results and operational progress. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.  The condensed consolidated income statement, statement of changes in equity, consolidated balance sheets and consolidated cash flow statements for the three months ended December 31, 2017 and 2016 and the related notes thereto contained in Exhibit 99.1 to this Form 6-K are incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-217329 and Form S-8 Registration Statements File Nos. 333-204389 and 333-217328, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time. The other information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1 Press Release dated February 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Douglas B. Snyder
	Name:	Douglas B. Snyder
	Title:	Chief Legal Officer

Date: February 5, 2018